Invest in festivalPass

Technology | Entertainment | Software | Music | Artificial Intelligence

Live event subscription marketplace across music, film, food & wine and more

FESTIVALPASS.COM NEW YORK NEW YORK


Experiences
MEDIA



CEO Ed Vincent has been a repeat entrepreneur for over 20 years with multiple exits. With a huge passion for live events and a deep expertise in consumer data in entertainment, Ed and team are on a mission to make attending live events seamless, affordable, social and accessible to all...profitably.

Edward Vincent Founder & CEO @ festivalPass

Why you may want to invest in us...

1. Own equity in the reimagined $200B live entertainment industry that will come roaring back in 2021.
2. Members enjoy thousands of festivals and events locally and globally for one monthly fee.
3. $1.2MM of digital, social and radio media from investor TownSquare Media (TSM) ready to be spent.
4. TSM is 3rd largest US radio network with 327 stations and digital properties reaching over 60 million fans monthly.
5. Data driven founder with extensive experience in consumer entertainment data. Data set for member acquisition of over 20MM US consumers.
6. Investors include NHL Hockey Star Jacob Trouba, Entrepreneur Tom Chavez with $1.2B in exits to Microsoft & Salesforce.
7. Credit based gross margin positive business model on every transaction.
8. Recurring revenue with expected $500+ Annual Recurring Revenue / Member.

Why investors ❤ us

WE'VE RAISED $1,526,252 SINCE OUR FOUNDING



I am investing in festivalPass based on the vision, passion and experience of Ed Vincent. There is an untapped market for an aggregated live events marketplace and community. In addition, the pandemic has created a pent up desire and need for in person events. festivalPass is an innovative live events marketplace advancing how consumers access and attend live events and how venues/rights holders market live events across all genres (music, film, food & wine, sports and theater) analogous to what Airbnb did for the hospitality industry.

festivalPass is driven by an underlying data platform helping members be rewarded for their commitment to live.life.live. and venue/rights

... read more

Peter Gibson Managing Partner - Gibson Advisory Group

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



I think your idea is a winner ▯. After the Corona Virus, the concert market will come back strong. There is definitely a pent up demand!

Michael Kuvinka III ☆

Successful Manufacturing Manager, and Consultant, who enjoys investing, and wants to supplement my retirement.



Because I'm a event planner

Christopher J Reed ☆

Traveling mechanic

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Edward Vincent

Founder & CEO

Founded Predict — a data-driven consultancy with clients incl. AMC Networks, Sundance, A&E Networks, MovieTickets.com, and more. Interim Head of Product & Data at MoviePass. Founded SimplyEngage, which sold in 2014. Created Maxim Bungalow Hotel.

in



Craig Kaplan

Head of Brand & Media Partnerships at festivalPass

Prior to festivalPass, he served as National VP of Brand Advertising and Sponsorships at USA Today. Previously, he held senior sales roles at Gilt City, Los Angeles Times and Conde Nast.

in

In the news

festivalPass Announces Board of Advisors and Expands Executive Team

June 15, 2020 @ wrcbtv.com

festivalPass Announces Board of Advisors and Expands Executive Team

festivalPass (https://festivalpass.com/), the world's first festival and live events subscription marketplace, today announced the formation of its Board of Advisors and a key addition to its executive team. festivalPass'

May 11, 2020 @ finance.yahoo.com

Downloads

festivalPass Overview WF April 2020.pdf

festivalPass is disrupting the $200 billion live events industry.



festivalPass Social
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A Credit Based
Subscription Service
festivalpass

CEO Ed Vincent has been an entrepreneur for over 20 years with multiple exits including an eCommerce company sold in 2001 and a SaaS company sold in 2014. Most recently he founded and ran a data consultancy and software platform in the entertainment space with clients including A&E Networks, AMC Networks, MovieTickets.com, Screenvision Media, MoviePass and numerous TV, Film and Media related clients. The festivalPass team are experts in consumer data. Ed also ran a 70 person experiential marketing agency from 2002 through 2008 activating big brands at big events. He developed the concept of Maxim Bungalows hotel in the Dominican Republic and even owned the Dominican Republic International Film Festival. This is where he fell in love with the community and passion created within a live event setting.

After acting as the interim Chief Data Officer or MoviePass and tracking the success and business models of various subscription services and marketplaces, Ed felt the time was right to make live destination experiences more affordable, more social, have less friction and without the high ticketing fees prevalent in the industry. We make that possible by partnering with event owners across all genres (music, film, food & wine, sports, theater, and more) making their offerings available to our members and providing data insights that help drive the partners business across all revenue streams including sponsorship, advertising spend, and ticketing.



Subscription Services Model

There are **seven** characteristics you need to consider when you start to think about your brand's subscription service. To be successful, you need to hit on *at least* three:

1. **Has an existing community of enthusiasts** - festival and live experience goers are a community of enthusiasts. $7B spent on festivals alone in North America annually. (Including all live entertainment (sports/music, etc.) it is a $180B market in North America
2. **Delivers a great price value** - festivalPass members will see at least a 2x value vs transactional buying.
3. **Targets an audience keen on continuous discovery** - Live events is all about discovery, who is the next band, next chef, next amazing filmmaker
4. **Satisfies a recurring need** - Experiential entertainment is a recurring need especially among millennials. It is a large part of their identity
5. **Makes someone they love happy** - Taking friends to events makes people happy. We could allow friend and family plan from beginning with main account holder
6. **Makes an emotional connection** - Live events are all about an emotional connection
7. **Integrates with a way of life** - Small and large experiences is the way of life for millennials

Confidential

festivalPass makes it possible for members to enjoy thousands of festivals locally and globally — for one monthly fee.

festivalPass is the world's first festival subscription service across music, film, food & wine and more. Now, festival-goers from music, art, food & wine, film, and other interests can join millions of fans from around the world.


Admission to festivals AND more
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What interests you?
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Last thing!
Music
COACHELLA
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Art
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Credit Based Currency Business Model - Gross Margin Positive Every Transaction



Business Model – Credit Based Currency

Credit Based Currency

festivalPass is based on a credit based currency system ideal for heterogeneous inventory allowing for many benefits that include:

- Consumer value perception of lower cost
- No transaction fees
- Rewards through controlled currency
- Single monthly subscription processed to credit card, not for every ticket
- Obscure the actual cost and allow for dynamic pricing
- Dynamic pricing based on several data inputs including but not limited to:
  - ✓ Retail ticket cost
  - ✓ LTV of Member
  - ✓ Supply/Demand
  - ✓ Weather
  - ✓ Influence of Member
  - ✓ Unlimited correlated data driven inputs
- Positive Gross Margin on every transaction

Tickets for Atlanta Film Festival | 44th Annual

Confidential

Traction - $1.2 million of media to spend on Member Acquisition from 3rd largest radio network in US



Media Partnerships - TSM
townsquare
Town Square Media ("TSM") is an investor in and partner to festivalPass.
festivalPass has $1.2MM of dedicated paid media to spend across the TSM media portfolio and via social on Facebook, Instagram, Google and LinkedIn.
LOCAL MEDIA
OVERVIEW BRANDS ADVERTISE
3RD LARGEST OWNER OF RADIO STATIONS IN THE US
NATIONAL MEDIA
TOWNSQUARE MEDIA IS AT THE INTERSECTION OF INFLUENCERS AND ACTIVATIONS
TASTE of COUNTRY
XXL
POP CRUSH
UCR
SCREEN CRUSH
Boot
DIFFUSER
COMICS ALLIANCE
NOISECREEP
ULTIMATE PEARL JAM
TSM Local Media includes 321 radio stations and local websites reaching 30 million unique visitors monthly
TSM National Media national affinity websites reaching 50 million unique visitors monthly
Confidential

festivalPass has $1.2MM of media to spend across social, digital, and radio on over 321 radio stations and websites as well as dozens of genre specific websites reaching a total of 80 million people monthly.

Unique Data Architecture poised to be the most robust data set across live entertainment industry.



Data Operating System
festivalPass team has deep expertise in consumer data within the entertainment industry and is creating an entertainment data operating system to scale data use cases across its O&O properties and for its partners.
• 20MM+ Seed of enriched lifestyle consumer records
• Automated enrichment across data graph of 250MM+ US Consumers
• Permissioned mail-able email file of over 14MM
• Automate Machine Learning Segment builder for refining member acquisition targets across social and programmatic channels
• Event Partner Dashboard with enriched data about their audience from festivalPass
• Ability to Tag event Partner Web and Mobile properties to provide further data insights
Plan to integrate Ad server into platform and across partner sites allowing for data driven programmatic acquisition for FP and partners
Experience Applications
Data Applications
Confidential

festivalPass has a unique data strategy that includes aggregating consumer data within the platform, from partner websites and mobile apps and other sources enriched from a data graph of over 250 million US consumers. We will enable the demographic and behavioral data to be used for in app personalization/discovery, partner insights for our venue/event owners and to execute highly targeted programatic media buys across publisher partners.

How we make money

We offer six different plans (see below). We partner with event owners and ticket aggregators to acquire inventory at a discount that our members redeem their credits for. We keep part of the discount margin for festivalPass and our members receive some of that discount to attend events for less money as a benefit of membership.


Available Plans
$0
0 credits per month
No bonus tickets
1x referral bonus
$9
6 credits per month
Signup Bonus ticket
1x referral bonus
$29
22 credits per month
Signup Bonus ticket
1x referral bonus
$49
39 credits per month
Signup Bonus ticket
1.5x referral bonus
$79
70 credits per month
Signup Bonus ticket
1.5x referral bonus
$99
100 credits per month
Signup Bonus ticket
2x referral bonus
Best Value
12-month membership Save 14%

Milestones

Fall 2019 -

Secured initial seed funds from high profile entrepreneurs and professional hockey player for NY Rangers.

Went live with robust web app with an integrated credit based currency and unique data architecture.

Secure 20MM CRM records to enhance understanding of data and outbound email prospecting.

Spring 2020 - Secured $1.2 million of social, digital and on air media from 3rd largest radio network in the US.

Been interviewed by over 20 podcasts and have professional athletes and music artists as stakeholders in company.

Launched our own Podcast called festivalPass Stories

Use of funds

festivalPass will use the funds from this raise to continue development of it software platform across web and mobile, secure and activate partnerships with venue and festival owners increasing ticket inventory, integrate a programatic advertising ecosystem for inventory partners to use festivalPass data to reach their targeted audience. Since festivalPass already has over $1 million in media spend at its disposal through previous investor, the funds will go directly into operating and growing the business the business (software development, data infrastructure, partner acquisition and management).

Invest now

Investor Q&A

– COLLAPSE ALL

What does your company do?

festivalPass is the world's first festival subscription marketplace across music, film, food and wine and more. Enjoy thousands of festivals locally and globally for one monthly fee.

Where will your company be in 5 years?

Over the next 5 years festivalPass will play a major role in shifting how consumers experience live events globally and becoming a data powerhouse for helping thousands of live event and venue owners engage with their audience. We will expand to Europe, Asia, Australia and Latin America with millions of monthly subscribers and tens of thousands of event partners and advertisers. We are aligned in vision for events as Airbnb is to travel, bringing consumers and live events together.

Why did you choose this idea?

CEO Ed Vincent has been a repeat entrepreneur for over 20 years with multiple exits. With a huge passion for live events and a deep expertise in consumer data in entertainment, Ed and team are on a mission to make attending live events seamless, affordable, social and accessible to all...profitably.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Live events is a $200B industry with a few large players but mostly thousands of smaller event producers, owners and rights holders. festivalPass has created a unique credit best currency model to address the disparate types of live event inventory across all genres making it seamless for members to budget one monthly fee and attend all live events. Using data-driven reverse dynamic pricing models and a disciplined approach to aggregating membership pricing power, festivalPass is making the experience of discovering and attending live events a joy while providing event owners less risk on finding their audience and more data to understand who their audience is.

How far along are you? What's your biggest obstacle?

We have secured more than $1 million media partnership with 3rd largest radio network, have highly respected early investors (entrepreneurs and professional athlete), have robust AI/Machine Learning data architecture, have relationship with thousands of events on the platform, launched festivalPass Stories Podcast, have thousands of initial free members, a CRM data base of close to 20 million, have built a credit based currency model with leading edge tech leveraging React and Gatsby for SEO, have a world class board of advisors, developed a relationship with organization representing thousands of independent venue owners. Largest obstacle is managing growth as events feed into our platform as COVID fears subside.

Who competes with you? What do you understand that they don't?

Since we are providing attendance access to live events, we are an alternative to traditional ticketing companies and therefore could be considered both complimentary and in competition with some of the ticketing companies. We have realized that a social, frictionless, value oriented offering drives more consumption and our unique credit model is ideal for a subscription based value membership ticketing companies have failed to understand. We understand subscription and member based programs well, understand consumers hate ticketing fees and are becoming an asset and partner to event owners and rights holders as our interests are aligned.

How will you make money?

We make money by providing our partners with valuable access to our members and data to understand their audience in return for a revenue share on events our members attend. Since most events have additional capacity and or our revenue share can be looked at as a marketing expense our partners appreciate our unique approach and that only our members can access the inventory and therefore is not cannibalistic to their full priced tickets. We pass some of that savings onto our members and retain a portion of the margin for our platform and profit. Since we can manage cost via our credit based currency, every transaction is gross margin positive for us. Since our model is subscription, we have predictable revenue and known margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks are the management of both sides of the marketplace. We need to ensure we have enough ticket inventory locally to inspire members to join. The more members we have the easier it is to secure good inventory with buying power. It may require offering lower revenue share for us for more high profile events to get those high profile events on the platform driving new member sign up and increase our margins on the lower profile events. We are lucky enough to have over $1MM of media spend to test our thesis on cost of acquisition and conversion KPIs to allow us to scale without the need to cash spend on initial testing. The other risk is the timing of treatments or a vaccine related to COVID.

Financials

festivalPass has financial statements ending December 31 2019. Our cash in hand is $269,845.73, as of April 2020. Over the three months prior, revenues averaged $500/month, cost of goods sold has averaged $350/month, and operational expenses have averaged $20,000/month.

At a Glance

February 20 to December 31


$$$$

$1,184
Revenue



-$125,125
Net Loss


IOU!

-$0
Short Term Debt



$150,000
Raised in 2019



$269,846
Cash on Hand
As of 04/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

festivalPass is the world's first festival subscription service across music, film, food & wine and more. Enjoy hundreds of festivals locally and globally for one monthly fee.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

festivalPass, LLC was incorporated in the State of New York in February 2019.

Since then, we have:

- Identified a $200B industry that we believe will thrive in the coming years and adopt festivalPass as part of the industry solution.

- Created a platform where members can enjoy thousands of festivals and events locally and globally for one monthly fee.

- Have secured $1.2MM of national/local digital and radio media ready to deploy from investor Townsquare Media (TSM), TSM is 3rd largest US radio network with 327 stations and digital properties reaching over 60 million fans monthly.

- Leveraged the background of our data driven founder with extensive experience in consumer entertainment data and have secured a data set to assist member acquisition of over 20MM US consumers.

- Have secured investment from notable investors including and NHL Hockey Player and an entrepreneur with $1.2B in exits to Microsoft & Salesforce.

- Developed a credit-based gross margin positive business model on every transaction.

Historical Results of Operations

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,183.89.

- *Assets.* As of December 31, 2019, the Company had total assets of -$124.78, including -$124.78 in cash which was due to an automated payment being debited from the bank account prior to cash being deposited and resulting in an overdraft.

- *Net Loss.* The Company has had net losses of $125,124.76 for 2019.

- *Liabilities.* The Company's liabilities totaled -$0.02 for 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $1,425,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

festivalPass, LLC cash in hand is $269,845.73, as of April 2020. Over the last three months, revenues have averaged $500/month, cost of goods sold has averaged $350/month, and operational expenses have averaged $20,000/month, for an average burn rate of $19,850 per month. Our intent is to be profitable in 9 months.

Since the date of the reviewed financials we raised an additional $275,000 in cash and $1,000,000 in media rights across hundreds of websites and social media channels. The media rights will be used to seek to acquire new customers. If we can execute the media rights successfully, we may be able to acquire approximately 10,000 subscribers with our media rights.

If successful, we would generate approximately $400,00 MRR (Monthly Recurring Revenue) by end of 2020 or a ARR (Annual Recurring Revenue) run rate of approximately $5MM. We expect to be break even at that point.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -10,569%	**Gross Margin:** -91%	**Return on Assets:** 100,276%
Earnings per Share: -$0.02	**Revenue per Employee:** N/A	**Cash to Assets:** 100%
Revenue to Receivables: ~	**Debt Ratio:** 0%	

festivalPass 2019 Review V2 1 .pdf

Risks

1 The COVID-19 pandemic has potential to have an adverse impact on the entertainment industry especially with regard to live events and, if repercussions of the pandemic are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

2 There is a possibility that consumers may not find a subscription product for live events more beneficial than direct purchasing.

3 One of the large event producers could compete with us, using our idea with greater resources.

4 We are dependent on event ticketing inventory that other organizations own and operate. If we are not able to generate enough interest for events to be on our platform, our business model will be challenging.

5 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition, we have not purchased any key man life insurance policies with respect to our management team members and in the event of the death of any of them or their disability we would not receive any compensation to assist with their absence.

6 We collect and store sensitive data. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products... more

7 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

8 We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were formed on February 20, 2019 as a New York limited liability company. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our affiliates, including officers, directors and existing shareholders of our company, may invest in this offering and their funds will be counted toward us achieving the minimum or target offering amount. There is no restriction on our affiliates, including its officers, directors and existing shareholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the target or minimum amount, affiliates can contribute the balance so that there will be a closing. The target or minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to... more

9 Ed Vincent is a part-time officer. The company may not make as much progress if he were employed full-time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ed Vincent	Founder & CEO @ festivalPass LLC	2019
Michael Josephs	EVP Business Development and M&A @ Townsquare Media, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Ed Vincent	Founder and CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
IFYOU LLC (owned by Ed Vincent)	4,800,000 Class A Units	67.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
03/2020	$75,000	Priced Round
03/2020	$1,200,000	Priced Round
10/2019	$50,000	Priced Round
05/2019	$100,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,001	78.5% - Product development 15% - People (hiring for business development staff) 6.5% Wefunder intermediary fee
$1,070,000	50% - Product development 25% - People (hiring additional staff, mostly for business development and marketing staff to build out the marketplace) 18.5% - Marketing (digital media) 6.5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Units	0	0	Yes
Class A Units	7,065,160	6,740,160	Yes

The Funding Portal

festivalPass is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.